UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES
Notification Regarding Opening of Both Indian and Colombian Sales Subsidiaries

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: July 31, 2008

For immediate release
July 31, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Notification Regarding Opening of Both Indian and Colombian Sales Subsidiaries
     Makita Corporation (“Makita” Head office: Anjo, Aichi Prefecture, Japan; president Masahiko Goto; Capital of 24,206 million yen) established affiliated companies in Bangalore, India, and also in Bogota suburbs, the Republic of Colombia.
     India has the largest population second to China, and is one of the BRICs countries, where economic growth has been remarkable for recent years. And Colombia has the large population second to Brazil in South America, and future economic growth is highly expected as a producing country of rich mineral resources. Therefore, the sales subsidiaries were founded. Makita aims to promote our products and to implement good after-sale services in both countries.
     By adding these establishments of Sales Subsidiaries in both India and Colombia, Makita has now 46 subsidiaries outside Japan.
     The outline of the new companies is as follows.
Outline of the New Subsidiary in India

(1) Company Name	Makita Power Tools India Private Ltd.
(2) Location	Hoskote Taluk, Bangalore, Karnataka 560067, India
(3) Representative	Akitoshi Kumagai
(4) Capital	37,000,000 INR. (approximately 100 million yen)
(5) Makita Ownership	100%
(6) Establishment	April 16, 2008
(7) Operating Start	August 1, 2008(scheduled)
(8) Number of employees	12 at the time of start-up
(9) Description of business	Sales of electric power tools and provision of maintenance services in India
Outline of the New Subsidiary in Colombia

(1) Company Name	Makita Colombia, S.A.
(2) Location	Bodega 4 y 7 Lote 5 Hacienda Potrero Chico, Vereda Vuelta
Grande, Municipio de Cota, Colombia
(3) Representative	Fumihiko Kondo
(4) Capital	2,000,000 US dollars (approximately 200 million yen)
(5) Makita Ownership	100%
(6) Establishment	June 18, 2008
(7) Operating Start	September 1, 2008(scheduled)
(8) Number of employees	10 at the time of start-up
(9) Description of business	Sales of electric power tools and provision of
maintenance services in Colombia